EXHIBIT 99.2

PRIVATE SECURITIES LITIGATION REFORM ACT OF

1995 - SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward looking statements made by public companies. This safe harbor protects a company from securities law liability in connection with forward-looking statements if the company complies with the requirements of the safe harbor. As a public company, Wade Cook Financial Corporation has relied and will continue to rely on the protection of the safe harbor in connection with its written and oral forward-looking statements.

When evaluating Wade Cook Financial Corporation’s business, you should consider:

•                    all of the information in this quarterly report on Form 10-Q;

•                    or the risk factors described in the Company’s Annual report for the year ended December 31, 2001 filed with the Securities and Exchange Commission; and

•                    the risk factors described below.

RISK FACTORS

Corporate Control By Wade B. Cook

Wade B. Cook is the founder, majority stockholder, Chairman of the Board, Chief Executive Officer and President of the Company. Laura Cook, Mr. Cook’s wife, is the Secretary of the Company, and frequently serves as a consultant to the Company’s executive management. Several of Mr. Cook’s relatives work at the Company. Mr. Cook maintains control over most aspects of the Company including, but not limited to, setting corporate policy, determining strategic direction, determining the acquisition or sale of assets by the Company, setting the material terms of acquisitions and determining the material provisions of many of the Company contracts. Mr. Cook provides input on practically every product and seminar sponsored by the Company. Mr. Cook also directs most marketing efforts of the Company and has a substantial influence on the management of the Company. Mr. Cook will continue to have a significant influence over the policies and procedures of the Company and will be in a position to determine the outcome of corporate actions requiring stockholder approval, including the election of Directors, the 1 adoption of amendments to the Company’s corporate documents, the approval of mergers and the sale of the Company assets.

Dependence on Wade B. Cook

The Company’s business is highly dependent on the continuing effective involvement of Mr. Cook. Mr. Cook personally directs most aspects of the Company’s business. The Company has a non-exclusive license which expires June 30, 2002 to use Mr. Cook’s products, intellectual property, name, image, identity, trademarks and trade symbols which are featured prominently in many of the Company’s services and products. Mr. Cook is not prohibited from competing with the Company or granting licenses to competitors. See “Business - Intellectual Property.” The business of the Company would be materially adversely affected if Mr. Cook’s services were not available to the Company, or if Mr. Cook should compete with the Company or grant licenses or other assistance to competitors.

Working Capital Deficiency, Liquidity Constraints

At December 31, 2001, the Company had current assets of $9.1 million and current liabilities of $10.3 million, resulting in a working capital deficit of $1.2 million (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources”). The Company’s principal source of cash has been from its education seminars and its sale of books, tapes and other materials focused on business strategies, financial planning and personal wealth management. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations and Liquidity and Capital Resources.”

The Company’s practice of using available cash to fund subsidiaries and new non-marketable investments, its working capital deficit, the Company’s significant long and short term obligations, recent earthquake damage, costs associated with the Company’s consumer redress program, the September 11 terrorist attack, the fact that the Company’s segments are not generating cash as in the past, and the significant losses experienced in the Company’s Other Income have resulted in substantial constraints on liquidity.

If the Company is required to generate cash from its non-marketable investments to satisfy its current obligations, it may not be able to liquidate these investments in a timely manner or in a manner that allows it to receive the full value of the investments. Failure to generate adequate cash resources could require the Company to cut back operations, delay expansion or development projects, or cause the Company to be unable to meet its obligations when due.

Legal Proceedings and Governmental Investigations

The Company is a party to a small number of legal proceedings. See Item 3. Legal Proceedings. The Company, based upon the information available to date (including information supplied by counsel) and particularly in light of the Company’s past history of settling previous legal disputes out of court, does not presently expect material liability in these matters or any others. However, the outcome of such matters is difficult to predict and subject to uncertainty, and the legal fees and other costs involved could be material. Any negative finding as a result of this investigation could have a materially adverse effect on the Company’s financial condition and results of operations. Effect of Securities Market Conditions on the Company’s Business The Company believes that the level of public interest in investing, particularly in the securities and option markets as well as electronic trading has significantly influenced the market for its products and services. The securities markets have experienced substantial volatility in recent periods. A sharp drop or sustained or gradual decline in securities prices or other developments in the securities markets typically could cause individual investors to be less inclined to invest in the securities markets, which would be likely to result in reduced interest in the Company’s seminars and related products and services. Declines in the securities markets also adversely affects the value of the Company’s investment portfolio.

Management of Growth and Integration of Acquisitions

In 1999, the Company’s business declined in terms of revenue, number of employees and scope of activities in which it engages. During the year 2000, the Company showed similar declines in revenue, number of employees, and scope of business activities. During 1997, the Company acquired all interests and rights in Worldwide, Origin, Gold Leaf and Ideal, and during 1998, the Company acquired all rights and interests in IQ (distribution of paging devices that distributed stock market data). The Company discontinued Origin’s operations as of December 31, 2001. The Company currently has a minority interest in one hotel. During 2001, Brookhaven Homes Limited Partnership, a Company controlled entity, become involved in the construction and development of luxury homes in the Western Washington area. Additionally, in the beginning of 2002, the Company through Health and Wealth, Inc., a wholly owned subsidiary, became involved in the sale and distribution of the Fresh Cleanse(R) skin care product line. Some of these acquired businesses, investments, and recent diversification have not performed as well as expected by the Company. In the past, such growth has placed significant strains on the Company’s management, accounting, financial and other resources and systems, and on its cash resources and working capital. Failure to manage successfully the growth in size and scope of the Company’s business and to successfully integrate and manage the Company’s recently acquired businesses could have a material adverse effect on the Company’s results of operations and financial condition.

State and Federal Government Relations

As discussed throughout this report, the Company is a party to a number of voluntary Consent Decrees (the “Agreements”) with the Federal Trade Commission and the consumer affairs divisions of 14 states. The Agreements relate to the Company’s future advertising practices and the implementation of a consumer redress program. While the Company fully intends to comply with these Agreements, failure to comply with the terms of these Agreements could result in legal action by the respective state and federal authorities. Legal remedies could include injunctions against violating respective consumer laws, recession of prior customer contracts, customer refunds, contempt, and/or disgorgement. On February 20, 2002, the FTC filed an application for a motion for contempt (the “Application”) in the Federal District Court for Western Washington, claiming that the Company had allegedly violated provisions of the Agreements. According to an FTC press release dated February 21, 2002, the alleged violations involve disclosure of the Company’s rate of return, substantiation of promotional claims, and compliance with consumer redress program deadlines and payment obligations. The Company is reviewing the Application. While the Company believes that the FTC’s actions are unmerited and has been working closely with the FTC in resolving the matter, failure to successfully resolve this matter could have a material adverse affect on the Company’s results of operations, operations, and financial condition (For a more complete description of recent events see Item 3. Legal Proceedings).

February 28, 2001 Earthquake

On February 28, 2001, an earthquake (the “Earthquake”) measuring 6.8 on the Richter scale struck Western Washington. In concert with the earthquake, Wade Cook Financial Corporation’s (“WCFC”) corporate headquarters (the “Headquarters”), located in Seattle, Washington, experienced severe localized resulting water damage (the “Flooding”). The Headquarters is home to WCFC, as well as the Stock Market Institute of Learning, Inc. (“SMILe”), Lighthouse Publishing Group, Inc. (“Lighthouse”), Ideal Travel Concepts, Inc. (“Ideal”), and Information Quest, Inc. (“IQ”), all wholly owned subsidiaries of WCFC. Collectively SMILe, Lighthouse, Ideal, and IQ account for the majority of WCFC’s annual revenues. The combination of the Earthquake and the Flooding has caused the Company to significantly reduce operations, and rendered one half of the Headquarters unusable for an extended period of time. Occupation was restored to the corporate headquarters in July of 2001. All repairs have not yet been completed, and it is not presently known when the Company headquarters will be fully restored. The inability to complete restoration or to fully resume operations for a number of months caused and continues to cause the Company to lose a significant amount of revenue, as well as the attendant loss of profits, and to incur substantial continuing and extra expenses. As of December 31, 2001, the Company was still in the process of estimating the extent of full property damage, lost profits, loss of goodwill, and associated expenses incurred on account of the Earthquake and the Flooding. However, initial estimates of physical damage to the Headquarters and related furniture, fixtures and inventory indicate that the repair, reconstruction, and/or replacement costs for these items may equal $5,000,000. The Company has received approximately $800,000 in insurance proceeds from its 3 commercial property insurance carrier Caliber One Indemnity Company thus far. The Company is seeking additional insurance proceeds from Caliber One Indemnity Company to fund continued restoration of the Company’s headquarters and to compensate it for various losses caused by the earthquake and subsequent flooding, including damaged and destroyed equipment, lost business income, and extra expenses. Failure to properly resolve coverage issues arising out of recent Flooding and Earthquake or inadequate insurance coverage could have a material adverse effect on operations and the Company’s financial condition.

Audited Financials for the Year Ended December 31, 1999

Filed in April 2001 In May of 2001, the Company was contacted by the SEC concerning technical filing error with respect to its Annual Report on the Form 10-K (“Annual Report”) for the year ended December 31, 2000. The asserted technical filing error involved the Company’s filing of the Annual Report without including a written consent (“Consent”) by Miller and Co. LLP (“Miller”) relating to the Company’s financial report for the year ended December 31, 1999. Miller, the Company’s former auditor, was dismissed in November of 2000. On December 4, 2000, the Company filed a Special Report on the Form 8-K (“8-K”) disclosing Miller’s dismissal. Miller attached a letter to the 8-K, agreeing substantially that Miller’s reports for 1998 and 1999 do not contain an adverse opinion or disclaimer, and that there had been no disagreements with Miller on matters relating to accounting principles or practices, financial statement disclosure, or auditing scope and procedure which were not resolved to Miller’s satisfaction. Furthermore, there were no reportable events as described in Item 304 (a) (1)

(iv) of Regulation S-K, or any reportable event, as the term is defined in Item 304(a)(1)(v) of Regulation S-K. (For additional information concerning this event please see the Company’s Special Report on Form 8-K filed December 4, 2000). Shortly before filing the Annual Report, the Company requested Miller’s written Consent to refile the prior audited financials in the current Annual Report. In a letter dated April 9, 2001, Miller stated “it is our understanding that we are not required to authorize the release of the firm’s report.” In reliance on Miller’s statements, the Company believed that Miller’s Consent was either implicitly given and/or would not be needed to file the Annual Report, and acted accordingly. Subsequent to filing the Annual Report, the SEC contacted the Company, informing Company representatives that absent Miller’s written Consent, the financials from prior audit years (1998 - 1999) would be deemed as unaudited by the SEC. The SEC also disclosed that as a result of this situation, the Company would be unable to raise capital through public offerings until the matter was resolved. The Company is not aware of any assertions by Miller, claiming that its prior audit information is inaccurate, misleading, or has otherwise been impacted by subsequent events. The Company contacted Miller to solicit express written consent. The Company also contacted Miller in effort to gain access to the Company’s client records and relevant work papers held by Miller that would be needed to perform a re-audit of the Company’s prior financials should Miller choose not to issue a written consent. However, the Company was unable, after lengthy discussions, to come to terms with Miller regarding either their written consent or access to the Company’s client records and relevant work papers. Consequently in August 2001, the Company filed a lawsuit against Miller to resolve this situation (for a more complete description of the lawsuit against Miller, please see Item 3 - Legal Proceedings of this Report). While the Company is attempting to resolve this situation, the Company can make no assurances as to whether it will be successful. Failure to resolve this situation could adversely affect the Company’s reporting relationship with the SEC or ability to raise capital through public offering.

September 11, 2001 Terrorist Attacks

The September 11, 2001 terrorist attack (the “Attack”) on the World Trade Center in New York and the Pentagon in Virginia had an adverse impact on the Company’s operations and ability to supply seminar services to its clientele. Initially after the Attack, the Company was forced to cancel some of its previously scheduled seminars during the months of September through November, and to reschedule others. Cancellation and rescheduling resulted in the loss and/or deferment of significant revenue. Also as a result of the Attack, some U.S. residents seem to be choosing to travel less frequently, and if they must travel, to take alternative means to air transport. A significant portion of customers who attend the Company’s events travel by airplane. While the Company is taking steps to lessen the potential future effects of September 11, 2001, the Company’s revenues in future periods could be adversely effected, if a large percentage of the Company’s future customers choose not to travel to Company events or to use the Company’s travel agency to book travel plans.

General Economic Conditions

Any negative changes in economic conditions, significant price increases, inflation, or adverse events related to the seminar, travel and/or tourism, commercial real estate, or information services industries such as the cost and availability of fuel, the price of real estate, or the willingness of individual investors to trade could harm discretionary consumer spending and have a material adverse effect on the Company’s business, results of operations and financial condition. These types of economic conditions, including recession, could also adversely affect the availability to secure future financing transaction on terms favorable to the Company. Furthermore, adverse changes in economic conditions could negatively affect the collectability of Company’s notes receivable.

Delay of payroll obligations.

During the first nine months of 2002, the Company experienced certain liquidity constraints that caused the Company to delay satisfying its third quarter accrued payroll taxes.  The Company’s intention was to delay payment of these payroll taxes until the end of the quarter (as permitted by federal law). These taxes have not been paid as of the filing date. In future fiscal periods the Company’s liquidity situation may cause the Company to make similar tax delays.  If the Company makes such delays but is unable to satisfy those obligations when due, the Company’s operations and financial condition could be negatively affected, and the Company and/or its officers could face significant fines and penalties.

Recent Director Resignations

During the second fiscal quarter of 2002, Ken Roberts, Angela Pirtle, and Janice Leysath individually resigned as members of the Company’s Board of Directors, and as members of the Company’s Executive/Audit committee.  The Company announced these resignations on June 10, 2002 on the Form 8-K filed with the Securities and Exchange Commission.  Ms. Leysath’s letter of resignation was attached, per her request, as an exhibit to the Form 8-K.  Ms. Leysath’s letter of resignation contained certain inflammatory allegations regarding the Company and resulted in some negative press coverage.  Negative press coverage relating to this resignation or the resignations of the other directors, could have an adverse impact on the Company’s efforts to attract new and existing customers, obtain favorable financing, and gain access to new business opportunities.  Any adverse impact on these items could negatively affect Company operations and/or financial condition.